EXHIBIT 20.2

Second Quarter 2002

Earnings Conference Call Script
Tuesday, July 23, 2002
10:00 am Central Daylight Time

PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Thank you for joining the Thomas & Betts Corporation Second Quarter 2002 conference call and webcast. I am Tricia Bergeron, vice president of investor and corporate relations. Kevin Dunnigan, our chairman and chief executive officer, and John Murphy, senior vice president and chief financial officer are with me today.

If you have not gotten a copy of our earnings release, it is available on our website, www.tnb.com. Also on our website, you’ll find past press releases, conference call scripts and other recent SEC filings. We encourage you to read this material, especially those beginning in the second quarter 2000 if you are not familiar with the turnaround under way at Thomas & Betts.

Today’s call is being webcast and can be accessed at our website. It is also being recorded and will be available for replay through Thursday, July 25. The replay number is (402) 351-0814. No password is required.

Kevin Dunnigan will open our discussion today, followed by John Murphy. We will then take your questions.

T. KEVIN DUNNIGAN

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Good morning and thank you for joining us today.

We again made good progress in our turnaround during the second quarter despite continued — but not unexpected — pressure on the top line.

Sales were down 11 1/2 percent on a year-over-year basis. Adjusting for divested or discontinued product lines, sales were down five percent.

While this decline is not as severe as we saw in the first quarter — when sales were down nine percent when adjusted for divested products — we haven’t seen many signs that the market has begun to recover. Distributor inventories remain low and there is strong resistance to building inventories in light of the continued weakness in demand. Instead, distributors are ordering smaller quantities, more frequently. Industrial markets remain depressed and there are no indications that capital spending is loosening.

TNB 2Q Earnings
Conference Call Script

While we would like to have the benefit of top-line growth, our underlying performance in the second quarter again was clearly in line with our peers and clearly demonstrates that the actions we have taken — and continue to take — to reposition Thomas & Betts as “best in class” are working.

To make a meaningful comparison on a year-over-year basis, you need to exclude charges associated with the manufacturing program from this quarter’s results and back goodwill amortization out of last year’s numbers. On this apples-to-apples basis, operating earnings were up $8 million from the second quarter 2001.

On a net basis, we basically broke even. Excluding manufacturing restructuring charges, net earnings would have been $9.9 million or 17 cents per share in the second quarter. This compares to a million dollar loss in the same period last year, after adjusting for the elimination of goodwill amortization.

We expect to make continued improvement in our performance throughout the remainder of 2002 and should be well positioned to provide a very competitive level of return when the economy rebounds.

We continue to execute to plan on the manufacturing consolidation and efficiency program launched in late 2001. We’ve nearly completed consolidating production and expect to be substantially done by the end of the third quarter.

Closing facilities was necessary to bring our capacity more in line with realistic, longer-term demand prospects and to reduce costs. It was also necessary to create a more tightly aligned, strategic manufacturing network that can fully leverage T&B’s leading distribution system.

These consolidation efforts are important to improving margins, particularly in the near term, but sustaining a position as a low-cost manufacturer requires more than cutting costs.

We believe that the effort now underway to improve our overall manufacturing efficiency is equally important to the long-term health of the company.

We are taking every process in every plant included in the manufacturing program apart in order to determine the most efficient and flexible way to produce the highest quality products. In the process, we are installing a culture based on lean thinking throughout our manufacturing operations — a culture we expect to endure — and deliver continuous improvements — well beyond the duration of this program.

When we announced the manufacturing initiative, we estimated that the program would require approximately $80 to $90 million in pre-tax charges. We have incurred $75 million in charges through the second quarter but now expect total charges for the project to be somewhat lower, in the $80 to $85 million range. We have not revised our estimates for savings from the program and still expect $45 to $50 million in annual savings.

I’d now like to provide an update on our businesses.

In our Electrical segment, we continue to feel top-line pressure, particularly for higher-margin industrial products. On a year-over-year basis, sales were down four percent when adjusted for divested and discontinued product lines.

TNB 2Q Earnings
Conference Call Script

Despite lower sales, Electrical segment earnings were up $5.2 million over the second quarter of 2001, on a like-for-like basis. This improvement is due to a revised pricing schedule implemented in January, lower manufacturing and freight costs, and lower SG&A. We feel good about our competitive positioning in electrical products markets as many of our brands remain the preferred products according to a recent industry survey.

On our last call, we discussed the expected increase in steel prices and said that we would attempt to offset higher costs as necessary with targeted price increases. However, it is too early to determine how the net of the materials cost increase and our price adjustment will affect future earnings.

Sales in our Steel Structures segment declined seven percent, while earnings were down about four percent for the quarter. This decline is due largely to the timing and mix of power transmission and distribution projects now underway. However, we have seen some market pressure due to cut backs at the utilities, a consequence of the continuing malaise in the overall economy. Our strong relationships with utilities throughout North America and our reputation for engineering and product excellence should help us to manage this pressure.

While our Communications segment reported a loss in the quarter, its performance was significantly improved on a year-over-year basis due in part to the positive impact of actions taken over the last year to reduce expenses across the board. When demand rebounds in these telecom and cable TV markets, this segment should deliver very solid earnings.

Our HVAC business also continues to feel the impact of weak industrial and commercial markets. Sales were roughly flat compared to the second quarter of 2001. However, segment earnings were up from last year, due largely to reduced operational costs.

Finally, I’d like to address the third quarter and year 2002 outlook.

As we said in our press release, we no longer expect to benefit from increased market demand in the third quarter. Third quarter sales are expected to be down approximately five percent on an absolute basis and roughly flat excluding divested and discontinued products on a year-over-year basis. We do, however, expect to show continued improvement in underlying operating earnings. We continue to target low double-digit operating earnings in the fourth quarter, assuming we can get some help from the economy.

Thank you very much for your continued interest. I will now turn the call over to John Murphy.

JOHN P. MURPHY

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Thank you, Kevin, and good morning.

As Kevin pointed out, the cost-cutting and continuous improvement efforts that have become a way of life at Thomas & Betts are paying off. Despite operating in extremely challenging markets, we have not tempered our resolve to complete the fundamental turnaround of the company by the end of the year.

TNB 2Q Earnings
Conference Call Script

We are pleased that the underlying results for the second quarter again demonstrate our ability to execute as planned.

Excluding the charges associated with the manufacturing program, the gross margin for the second quarter was 26.6 percent of sales. We have begun to see some initial benefit from the manufacturing program as well as actions taken in several areas over the course of the past two years. Notably, we continue to make good progress in reducing freight expense.

We expect to continue to improve our operating performance until we have achieved a gross margin of at least 30 percent of sales.

Our continued focus on managing SG&A also contributed to our improved performance in the quarter.

In the second quarter, SG&A was $73.8 million, or 21.6 percent of sales, a considerable drop from the $88.6 million, or 23 percent of sales, in the same period last year. As we’ve said many times, our target is SG&A of 20 percent or less, a number we feel confident is not only achievable, but also sustainable, when sales volume returns to more normal levels.

We are pleased with our cash flow performance in the quarter. We ended the quarter with $254 million in cash and cash equivalents, and net debt declined during the quarter by $59 million. Contributing to this decline was a $46 million tax refund and positive cash from operations of approximately $20 million.

As a reminder, the cash tax refund stems from a decision made in the first quarter 2002 to take advantage of certain tax provisions included in the Job Creation and Worker Assistance Act of 2002, which was enacted in March. We expect to receive the remainder of this refund during the third quarter. As of June 30, 2002, the company had $19 million of income tax receivables. This includes $3.3 million in interest, which accounts for the majority of the reduction in interest expense in the second quarter.

We have spoken at length about the improvements made in our use of working capital.

At the end of the second quarter, we achieved a nearly 20 percent reduction in Days Sales Outstanding on a year-over-year basis.

We also closely managed inventory levels and achieved a further reduction in the second quarter despite being right in the middle of a major plant restructuring program.

Capital spending was $8 million in the second quarter and $12 million for the first half of the year. We are targeting total capital expenditures for 2002 of between $30 and $35 million, slightly down from last year’s level of $39 million.

As we said in our press release, we completed our evaluation of goodwill as required under SFAS 142. Consequently, we have revised our first quarter 2002 financial statements to reflect a $44.8 million non-cash charge to reflect an impairment of goodwill associated with our HVAC segment. This charge reflects the cumulative effect of adopting the accounting change and does not affect day-to-day operations of the company.

TNB 2Q Earnings
Conference Call Script

Finally, I would echo Kevin’s comment from the press release that our turnaround plan continues on track and we fully expect to be very well positioned to produce highly competitive returns when the economy picks up.

Thank you. I will now turn the call back to Tricia.

PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Before opening the call up for questions, I’d like to make a couple of additional comments.

Our prepared and informal comments contain time-sensitive information that is accurate only as of the date of today’s live broadcast, July 23, 2002. Furthermore, these comments may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts Corporation’s current, quarterly and annual filings with the Securities and Exchange Commission.

This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

For anyone who joined the call late, I’d like to repeat the replay number. The number for the call replay is (402) 351-0814.

Thank you. We will now open the call up to questions.

TNB 2Q Earnings
Conference Call Script